FORM 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:     0-15276

For the month of:         July, 2003

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia. Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 15th day of July, 2003.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (signed) "Stuart R. Ross" Stuart R. Ross, Chief Financial Officer

CLEARLY CANADIAN LAUNCHES NATIONAL
CANADIAN CONSUMER SWEEPSTAKES
 600,000 prizes available with "Discover Clearly Canadian" under-the-cap promotion

VANCOUVER, B.C., July 15, 2003 — Clearly Canadian Beverage Corporation (“Clearly Canadian”) (TSE:CLV; OTCBB:CCBC) today announces the launch of “Discover Clearly Canadian”, an exciting new Canada-wide instant win consumer sweepstakes giveaway. The “Discover Clearly Canadian” promotion offers consumers the chance to win one of five grand prize trips or 600,000 discounts at Canadian Sheraton and Westin Hotels.

“We are excited to present this under-the-cap promotion to our Canadian consumers. This sweepstakes provides tremendous added value at point-of-purchase, since every cap is a winner. This national Canadian promotion provides Clearly Canadian with another key brand building element for the efforts of our sales team and distribution partners in 2003,” says Jonathan Cronin, Vice-President of Marketing at CC Beverage (U.S.) Corporation, a subsidiary of Clearly Canadian.

Support for the “Discover Clearly Canadian” promotion includes point-of-sale materials, public relations activities and in-store merchandising. The sweepstakes offers 600,000 specially marked bottles of Clearly Canadian® sparkling flavoured water which are beginning to appear on shelves in convenience and grocery stores across Canada. The five grand prizes consist of a vacation package offering five days/four nights for two at a participating Westin or Sheraton hotel in Canada, including round-trip, coach airfare for two from major airports serviced by Air Canada. All specially marked bottle caps contain a discount coupon valid for 10% off weekend rates at all participating Sheraton and Westin hotels in Canada.

In May 2003, Clearly Canadian and the Canadian Tourism Commission announced their partnership on a national U.S. retail under-the-cap sweepstakes. Clearly Canadian has now created this strategically targeted campaign for its Canadian consumers. Sponsors of the “Discover Clearly Canadian” promotion include Starwood Hotels and Resorts Worldwide, Inc., one of the world’s largest hotel and leisure companies. With internationally renowned brands, Starwood is a fully integrated owner, operator and franchisor of numerous hotels and resorts. Also partnering in the promotion, the Canadian Tourism Commission is dedicated to promoting the growth and profitability of the Canadian tourism industry by marketing Canada as a desirable travel destination.

Complete details and prize/discount redemption information for the “Discover Clearly Canadian” sweepstakes can be obtained by visiting the Clearly Canadian website at www.clearly.ca and selecting the “Sweepstakes & Promotions” link on the home page.

Industry-led, market-driven and research-based, the Canadian Tourism Commission is a Crown corporation that works in partnership with the tourism private and public sectors to market Canada as a four-season destination.

(more)

Based in Vancouver, B.C., Clearly Canadian markets premium alternative beverages and products, including Clearly Canadian® sparkling flavoured water, Clearly Canadian O+2® and Tré Limone®, which are distributed in the United States, Canada and various other countries. Clearly Canadian also holds the exclusive license to manufacture, distribute and sell certain Reebok beverage products in the United States, Canada and the Caribbean. Additional information on Clearly Canadian may be obtained on the world wide web at www.clearly.ca.

CLEARLY CANADIAN BEVERAGE CORPORATION

(Signed) “Douglas L. Mason”
Douglas L. Mason, President and C.E.O.

For further information please contact:
Kelly Lendvoy, Director, Communications and Public Affairs
(e-mail: klendvoy@clearly.ca)

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN®, CANADIAN O+2®, TRE LIMONE® and certain Reebok beverage products. Reebok is the registered trademark of Reebok International Ltd. and its affiliated companies.